INVEST IN **UNCLE ED'S VODKA LLC**

# Uncle Ed's is a cause-based spirits company that gives more than it takes!



Uncle Ed's
D MN
GOOD
PREMIUM SPIRITS

uncleeds.com Boise ID

Alcohol & Vice | Food & Beverage | Ecommerce | Retail

LEAD INVESTOR

**Tautua Howell-Reed** Chairman

My personal values are aligned at the very core of Uncle Ed's mission. Their leadership and staff aren't just about selling product, they are dedicated to standing up for something much bigger; valuing culture over money, greatness over surplus. This is evident through Uncle Ed's ability to deliver the cleanest, most incredible quality of vodka to the market while developing AUTHENTIC give back programs and ownership opportunities for Native Hawaiians and surrounding communities. Uncle Ed's credibility in their mission, experience in the industry, vision for expansion, and attention to product detail has earned my respect. I'm excited to get behind this brand and look forward to others joining me in helping share Uncle Ed's Vodka with the rest of the world.

**Invested $25,000 this round**

## Highlights

1. Doubled sales during a partially open market from 2020 to 2021
2. Created equity for Native Hawaiians and partnering with them to benefit the Hawaiian community.
3. Have distribution with one of the largest National Distributors.
4. Launched a line of low calorie tropical expressions
5. Partnered with Common Kings + Slightly Stoopid to promote the brand and the mission through music.
6. Partnered with Cali Vibes, CRSSD, Summer Traditions & other concert activations for Damn Good Vibes
7. Seasoned industry beverage specialists with over 100 years experience leading innovation and growth
8. We control production + manufacturing with deep supply-chain relationships

## Our Team



**Walt Kerpa** CEO & Founder

Walt is a seasoned entrepreneur, with a career covering the food and beverage, entertainment, construction, and healthcare industries. He is the founder of Distilled Spirits USA, inc., with 15 years of experience in craft distillation and CPG.

Ed's brother Walt and a tight-knit group of Uncle's friends and fans continue the story and vision of ecology, simplicity, and joy.



**Jeff Delapp** Global Growth Advisor

Jeff is one of the most highly respected leaders in the Fortune 500 corporate food sector. He served as President of McCain Foods (NA), bringing enormous experience and leading his team to win the McCain Outstanding Business Performance Award 3x.



**Melissa Meyers** COO

As one of the original co-founders of Distilled Spirits USA Inc, Melissa has served as COO for American Revolution Vodka to guide strategic operational growth plans. She brings extensive knowledge in global manufacturing, and operational systems.



**Jared Vallon** Director of Sales

Jared has over 20 years experience in the hospitality sector and spent much of his tenure in upper management. He operated multiple restaurants in San Diego as General Manager with a successful track record in sales growth and team leadership.



**Errol Asuncion** Contractor, Director of Industry Relations

Errol comes with over 2 decades of experience in the service, hospitality, & entertainment industry. An effective leader, he has championed the successful fundraising & launch of ventures & brands in the industry.



**Jasmine Rozales** Southern California Sales Manager

Jasmine has been working in the restaurant industry for 22 years from hostess to serving and managing fine dining establishments. She also had previous outside sales experience.

**Kyra Andersen** Northern California Sales Manager

**Kelsi Herman** Phoenix Arizona Sales Manager

**Grant Prior** Southern California Sales Manager



**Fay Behbehani** Contractor, Digital Marketing

**Brent Lievsay** Contractor, Creative

## Pitch



Uncle Ed's
PREMIUM SPIRITS
A CAUSE-BASED COMPANY
1



WHO WE ARE
ABOUT UNCLE ED
Our Inspiration & Founder
Uncle Ed was a rad human, scientist, and co-founder of our brand that carries his name. He dedicated his life to creating a sustainable world while returning Aloha to Native Hawaiian communities that graciously accepted Ed onto their land and home. Ed developed a farm on the Big Island of Hawaii where they raised rare edibles, eradicated evasive species, and educated neighboring communities on sustainable living.
"Although we lost my brother in 2021, we've gained a nation of brothers who are dedicated to advancing his cause of creating economic and sustainable change for the Native Hawaiian people." – Walt Kerpa
"GIVE MORE THAN YOU TAKE"
2



ABOUT US
COMPANY CULTURE
Happiness is our purpose.
Our company is made up of a fun loving, honest and diverse crew with eco-friendly values and a philanthropic mindset who strive to create high quality products with a meaningful purpose.
Our company-wide mantra emanates throughout the brand, "Give More Than You Take". Through our products and projects we pursue quality, sustainability, and joy.
Uncle Ed imagined a future where we could live responsibly with ourselves, with each other, and with nature — we're here to build that future through an ESG-driven model.
FAMILY OWNED & OPERATED
3

**We believe that a purpose driven brand that is shrouded in authenticity makes us stronger!**





WHO WE ARE
THE TEAM
Read full bios in the appendix
WALT KERPA
CEO & CO-FOUNDER
MELISSA MEYERS
COO
JORDAN KERPA
HEAD OF PRODUCTION
JARED VALLON
DIRECTOR OF SALES
JASMINE ROZALES
SALES MANAGER /SO CAL SALES
GRANT PRIOR
SALES / SO CAL SALES
KYRA ANDERSEN
SALES / NOR CAL SALES
ERROL ASUNCION
CONTRACTOR, SALES
FAY BEHBEHANI
CONTRACTOR, DIGITAL
BRENT LIEVSAY
CONTRACTOR, CREATIVE
BRENT REYS
ADVISOR
Financial Strategy
TATUA REED
ADVISOR
Native Hawaiian Org
JEFF DELAPP
ADVISOR
Global Growth CEO
MAURO PENNELLA
ADVISOR
Global Growth CMO
DAVID SHING
ADVISOR
Global Growth Digital
CISCO ADLER
ADVISOR
Entertainment
ADVISORS
4

**Our team** is built from a **diverse group of divergent industry experts** who are guiding us at the advisory and board level, as well as industry specific team members who are **driving sales growth.**



WHAT WE DO
OUR PURPOSE
Working together to make the world a better place.
We harness our relationships to create solid cultural IP and help build a long lasting impact to Native Hawaiian individuals and communities.
Through strategic partnerships and unique ownership structures, we have developed;
Native Hawaiian ownership structure and DNA within the brand.
A give back plan that benefits Native Hawaiian families and their rights to farm and thrive on Kuleana property.
Long-lasting relationships that provides Uncle Ed's access to support communities that align with the brand.
Uncle Ed's
DAMN GOOD
NATIVE HAWAIIAN FOUNDATION
Common Kings

We believe that a **benefit corporation** that builds its story (IP) around our movement, that **our brand becomes incredibly stronger.**



WHERE THE MARKET IS TODAY
THE LANDSCAPE
The vodka category still dominates total spirits nationwide.
VODKA ACCOUNTS FOR MORE THAN HALF OF ALL ON-AND-OFF PREMISE WHITE SPIRIT SALES
US WHITE SPIRIT MARKET SHARE %
VODKA
59.2%
VODKA HAS THE HIGHEST REPEAT BUYING RATE ACROSS ALL SPIRITS CATEGORIES
% REPEAT BUYERS BY CATEGORY
50.7%
50.7%
38.4%
36.8%
34.7%
33.8%
33.5%
VODKA
WHISKEY
RUM
TEQUILA • MEZCAL
CORDIALS
SCOTCH
COGNAC
6


VODKA AT A GLANCE
2022 SPIRIT TRENDS
Vodka consumption continues to be a massive driver in the spirits industry.
VODKA IS THE NUMBER-ONE SPIRIT IN THE U.S., ACCOUNTING FOR ONE-THIRD OF ALL COCKTAIL SALES NATIONWIDE
VODKA INSIGHTS & FACTS
Domestic Preferred vs. Imports.
Vodka-based Ready-To-Drink (RTD) is one of the fastest emerging segments.
Trends shift toward flavored infusions and expressions.
Unprecedented growth in e-commerce.
65% of consumers in the country using an online service to purchase alcohol.
DTC e-commerce value is predicted to grow about 20% annually through 2025 in the U.S.
Low ABV Market is growing at a double digit pace.
SPIRITS BY POPULARITY - 2022
WHISKEY 31.61%
VODKA 47.66%
BRANDY 31.89%
GIN 35.24%
TEQUILA 31.97%
BACARDI CONSUMER SURVEY 2022
7

Vodka continues to be an industry leader amongst not only spirits and we are on trend!


DAMN GOOD SPIRITS
Positioned to win with the top two vodka segments driving double digit growth!!!
DOMESTIC PREMIUM
NATURAL, LOW CAL ABV
Native Hawaiian Ownership
Uncle Ed's DAMN GOOD
ALL NATURAL ✦ NO SUGAR ✦ GLUTEN FREE ✦ ZERO CARBS
8

Forward-looking projections are not guaranteed.

**Two popular trends in spirits have created strong growth opportunity for our brand.**


DOMESTIC PREMIUM
VODKA CLASSIC
Uncle Ed's Premium VODKA CLASSIC is an all-natural, ultra-smooth, distilled spirit made in America and crafted from gluten-free corn and pure Artesian Rocky Mountain Spring Water.
We pride ourselves on making sure all of our products are environmentally-friendly and sustainable, while reducing our global footprint and giving back to movements that make our world a better place.
Uncle Ed's
PREMIUM SPIRITS
NATIVE HAWAIIAN FOUNDATION
Uncle Ed's DAMN GOOD
VODKA CLASSIC
WOOD CORK ✦ FLINT GLASS BOTTLE ✦ ZERO PLASTIC ✦ RECYCLED PAPER ✦ ZERO WATER WASTE
9


NATURAL, LOW CAL ABV
TROPICAL EXPRESSIONS
ALL NATURAL TROPICAL EXPRESSIONS


It's a thing!!! The all-natural, low calorie, ABV segment is the hottest trend with consumers.
60 PROOF
NO SUGAR
73 CALORIES PER SERVING
ALL NATURAL
Infused with all-natural tropical fruit essences from Hawaii.
Uncle Ed's DAMN GOOD
ALL NATURAL ✦ NO SUGAR ✦ GLUTEN FREE ✦ ZERO CARBS
10

**Our expressions and aromatics come from the original fruit from Ed's farm in Hawaii.**


POSITIONED TO WIN
HOT BRAND PRODUCT COMPARISON
On trend and positioned to win with the two industry category leaders driving double-digit growth in vodka!!!
Uncle Ed's
PREMIUM SPIRITS
DOMESTIC PREMIUM
ALL NATURAL TROPICAL EXPRESSIONS
NATURAL, LOW CAL ABV
11

| VODKA BRANDS | Uncle Ed's | WESTERN SON | DEEP EDDY | NUE | DIXIE SOUTHERN |
|---|---|---|---|---|---|
| ALL NATURAL FLAVORING | ● | — | — | ● | — |
| NON-GMO | ● | — | — | — | — |
| GLUTEN FREE | ● | ● | ● | ● | ● |
| NO SUGARS | ● | — | — | — | — |
| CALORIES PER SERVING | 73 CAL | 90 CAL | 106.5 CAL | 98 CAL | 107 CAL |
| LOWER ABV | 60 PROOF | 60 PROOF | 70 PROOF | 80 PROOF | 80 PROOF |
| FLAVORING | ALL NATURAL | CHEM/SUGARS | CHEM/SUGARS | CHEM/SUGARS | CHEM/SUGARS |
| AMERICAN MADE | ● | ● | ● | ● | ● |
| SUSTAINABLY SOURCED | ● | — | — | — | — |
| ECO-PRODUCED & PACKAGED | ● | — | — | — | — |
| ARTESIAN MINERAL WATER | ● | — | — | — | — |
| PHILANTHROPY (ESG/CSR) | ● | — | — | — | — |
| PRICE POINT (PER LITER) | $24 | $24 | $24 | $18 | $24 |

Our brand checks the boxes of what is trending in clear spirit growth in today's market!


WHY WE WIN
DRIVING OUR FUTURE
Industry drivers for growth and innovation
CORE POSITIONING
Strategically positioned to capture our core demographic.
80% OF Gen-Z and Millennials purchase "cause-based" products and support "community focused" and "environmentally aware" companies.
PROVEN MODELS
Following traditional and proven models for success in the largest eco-driven premium vodka market.
Priced to win with domestic premium vodka @ $24 (per bottle).
INNOVATIVE MARKETING
Driving category growth by utilizing innovative marketing and emerging technologies.
Direct to consumer (DTC) sales programs and campaigns.
Leveraging peer-to-peer relationships and social marketing with partners, influencers and music events.
13


EXPONENTIAL GROWTH PLAN
INNOVATION & OPPORTUNITY
The future's looking bright.
NEW MARKET EXPANSION
Northern California, Hawaii, Idaho, Montana, and Arizona.
INNOVATIVE DTC SALES INITIATIVE
Implementing a robust direct-to-consumer digital e-commerce presence and affiliated marketing campaigns.
CULTURAL AND IMMERSIVE MARKETING
Summer concert series, pop-up events and tastings, on-premise vendor activations, local event activations.
MUSIC & AMBASSADOR PARTNERSHIP COLLAB'S
Launching collaboration partnerships with Common Kings, Native Hawaiian Foundation, Slightly Stoopid, and more.


NEW EXPRESSIONS AND PRODUCT EXTENSIONS
Developing new line extensions: Canned carbonated RTD's, and ready-made cocktails.
Developing and supporting native Hawaiian's businesses and communities for social and economic impact.
14

Despite two years of Covid, the brand was able to grow inside the closed state of California, our primary market.


STAYING THE COURSE
BRAND PERFORMANCE
Progress during unprecedented times and navigating the COVID Years
2020
DURING COVID CLOSURE
- Secured RNDC Distribution
- Focused Off-Prem CA, ID
- Secured over 100 accounts
- Built On Premise Relationships
COVID / PARTIAL CLOSE
- Doubling Sales X2
- Focused On/Off-Prem; CA, ID
- Building Inventory
- Maintain Supply Chain
- 5 New Territories
- 5 New Sales Managers
- Established Partnerships
2021
2022
WORLD IS OPEN
- Cali Vibes Music Festival
- CRSSD Fest
- Concert Tour Activations
- Increased Mass Exposure
- DTC Online Sales Strategy
- ON/OFF PREMISE: CA, AZ, MT, ID, DZ
- Expanding: Hawaii, N. CA, MT
15


EXPONENTIAL CASE SALES
CASE SALES BY YEAR
2022
3.5X SALES GROWTH
DRIVING GROWTH TOWARD 15K IN OPEN MARKET
2021
4,878.37 CASES SOLD
PARTIAL COVID CLOSURE
2020
812.49 CASES SOLD
FULL COVID CLOSURE
SALES GROWTH PER YEAR
0
5000
10000
15000
20000
25000
30000
NUMBER OF CASES SOLD
16

Forward-looking projections are not guaranteed.

**With the markets reopened, the trend of rapid growth is taking place.**


GROWTH RATE VELOCITY
HOW WE GET TO 15K CASES
VOLUME ACCOUNTS GROWTH AVG 3.5X
800
700
600
500
400
300
200
100
0
2020 2021
2020 2021
OFF PREMISE
ON PREMISE
9 LITER CASE SALES BY QTR/YR
20000
15000
10000
5000
0
3 NEW MARKETS
3 NEW SALES TEAMS
17

Forward looking projections cannot be guaranteed.

By focusing on the types of accounts that have returned higher growth margins, we are able to more rapidly grow and make efficient use of our sales team's time.


WHY WE WIN
THE VALUATION PROPOSITION
Navigating the number one spirits category with real value.
AUTHENTIC BRAND AND STORY
Our Unique story is our brand and propelled with cause-based initiatives that empower social and economic impact.
INNOVATING AND EXPANDING
New and expanding markets, emerging technologies, new product-line extensions, immersive cultural and progressive marketing.
UNIQUE CULTURAL IP (PROTECTION)
Proprietary Hawaiian IP and authentic relationships within local communities.
CAUSE-BASED MARKETING WITH PARTNERS
Unique cross-collaboration marketing initiatives within the music industry.
TOURISM EFFECT
Based in San Diego and Hawaii where tourism exceeds the local population with 5-times the exposure and reach.
NAVIGATION & MANAGEMENT
Forward thinking strategies to control and navigate the supply chain issues and the production of materials and logistics.
20


2022 EXPENDITURES AT A GLANCE
PROJECTED MARKETING & PROMOTION
PROJECTED EXPENSES BY CATEGORY
7.7%
18.1%
10.8%
6.5%
6.9%
50%
Digital Marketing
Promotional Expenses
Advertising & Promotion
Account Hospitality
Summer Activations
Operating Expenses
TOTAL EXPENDITURES
1

Industry valuation is strongly tied to growth and the variety of opportunity for growth, from marketing to product expansion and innovation to keep products authentic. We believe we have a very strong recipe for success.

With the market fully open, the marketing for experiential and concerts to drive sales and brand awareness are finally happening with the Summer Traditions Tour in full effect.


Uncle Ed's
DAMN
GOOD
VIBES
MARKETING TO A CAUSE
BASED MOVEMENT
22

**Damn Good Vibes is the vehicle of delivering our message of the brand and connecting to the fans of Island and Cali Roots music!**



ADHERENCE TO THE BRAND
WHY HAWAII
It's all about who you know.
The Hawaiian Connection Matters
Uncle Ed's has always been "about Hawaii and the community. We are now backing it it up and authenticating the Uncle Ed's brand through our Hawaiian connections with celebrities, musicians, professional athletes, influencers and brand ambassadors. The stories we tell and the events we produce and engage with have a reach above and beyond that transcends the traditional scope of marketing. Having the ability to leverage our relationships through this immersive marketing approach not only offers us the expanded reach but truly validates the brand with Hawaiian roots and pure authenticity.
Brands whose identities are embedded in the islands tend to have greater value and equity in Hawaii than brands developed elsewhere.
Uncle Ed's DAMN GOOD Vibes
NATIVE HAWAIIAN FOUNDATION
Hawaiian
BRAND AUTHENTICITY & LOYALTY
EXPONENTIAL MARKET REACH
LEVERAGED RELATIONSHIPS
HAWAIIAN PARTNERSHIPS
INFLUENTIAL MARKETING
#HAWAIIANVIBRATIONS #LOCALROOTS
23

**Shockingly, we learned that hardly any Native Hawaiians own ANY brands on their own islands and are lucky if they even live in Hawaii! With that, we decided that needs to change and we wanted to authenticate Native Hawaiian Ownership and help in Returning Aloha back!**



AUTHENTICITY
LOCAL ROOTS
Implementing the stamp of authenticity
Brands whose identities are embedded in the islands tend to have greater value and equity in Hawaii than brands developed elsewhere.
NATIVE Hawaiian OWNERSHIP
Uncle Ed's
DAMN GOOD
ALL NATURAL • PREMIUM SPIRITS
CLASSIC VODKA
Made in America
Live Well. Drink Responsibly.
#HAWAIIANVIBRATIONS #LOCALROOTS
24

**Providing a mark to show Native Hawaiian ownership helps not only bring awareness, but also customer loyalty surrounding brands that provide opportunity and also give back to the cause of Returning Aloha.**



INFLUENTIAL PARTNERSHIPS
CELEBRITY ENDORSEMENTS
Driving sales and conversions through authentic relationships.
COMMON KINGS
250K
SILVER BACK
21K
ELI MAC
25K
SLIGHTLY STOOPID
348K
DENM
81.5K
730K
IG FOLLOWERS
SOCIAL
REACH
83%
Users turn to IG users to find something new.
87%
Took a specific action after seeing a post like following a brand, visiting its retail store, or making a purchase.
1%
Assuming 1% conversion, 7,300 customers each buy a sample pack @ $100 = $730,000 in sales.
$730,000 SALES
*Figures do not include concert tours, brand activations, brand ambassadors, influencers, campaigns and/or digital marketing initiatives. (10 Million Reach)
DENM
ELI MAC
25

Forward-looking projections are not guaranteed.

**While most brands seek a strong single influencer, we believe that by connecting to bands that are in our genre, we are able to have a stronger reach and more importantly, create stronger conversions to sales!**



THE DRIVING FORCE BEHIND THE BRAND
UNCLE ED'S DAMN GOOD VIBES
Our positive marketing vehicle that transcends boundaries and spreads the vibe of Uncle Ed's.
MUSIC & EVENT MARKETING
STREET TEAM ESSENTIALS
BRAND APPAREL & MERCH
CAMPAIGNS & CONTESTS
EXPERIENTIAL MARKETING
Damn Good Vibes - It's what we're all about, the attitude of the company that serves as a positive media vehicle and drives everything Damn Good. From our music events, tastings, pop-ups, campaigns, social, and much more. Who doesn't want Damn Good Vibes in their life? We practice what we preach and are avid supporters of the movement!
#DAMNGOODVIBES
26

**By spreading Damn Good Vibes and reaching our consumers through experiential events that are created by our brand partners, we are able to have a further reach and connect to our consumers electronically. This allows for a strong push into direct to consumer channels which are the future in alcohol growth!**



Uncle Ed's
PREMIUM SPIRITS
APPENDIX
THE FUTURE AHEAD
27



OUR PURPOSE DRIVES SALES
THE NATIVE HAWAIIAN OWNERSHIP PROGRAM
The first initiative of the Native Hawaiian Foundation.
NHOP allows Hawaiians and mainland companies to mutually benefit through investment and partnerships in businesses that create long term financial gains for the shareholders and the Hawaiian people.
The NATIVE HAWAIIAN FOUNDATION offers Native Hawaiians an opportunity to achieve socio-economic resilience by bringing power back to the Native Hawaiian communities of today to ultimately invest in the generations of tomorrow.
NATIVE HAWAIIAN FOUNDATION
NATIVE Hawaiian OWNERSHIP
28

NATIVE HAWAIIAN FOUNDATION

## OVERVIEW

### Empowering Native Hawaiians.

The **Native Hawaiian Foundation** provides investment and business opportunities and serves as a conduit to the social and economical advancement of Native Hawaiians and their communities.

A small group of these powerful Hawaiians have banded together to create a movement that provides for incredible socio-economic advancement that will empower and impact the Hawaiian community. The culmination of the foundation will help provide property ownership for native Hawaiians and long term job and industrial programs..

**Bringing Hawaiians back to their native homeland.**

The Kinaole Foundation, DBA as The Native Hawaiian Foundation, is a Native Hawaiian Organization (NHO) recognized by the U.S. Small Business Administration as a nonprofit corporation. NHO is a tax exempt 501(c)3 entity whose purpose is to advance and promote social and economic development for the people of Hawaii with Native Hawaiians as a principal beneficiary through public and private sector partnerships.

NATIVE HAWAIIAN FOUNDATION

HOW WE DO IT

## TAKING ACTION

### Partnerships made perfect.

The plan is simple, increase the population of Native Hawaiians through business development and startups that provide a financial pathway to land ownership and help promote the arts and cultural re-appropriation. The goal is to raise money for the foundation while also creating commercial investment opportunities and business development.. Immediate examples of this are Ohana water, Uncle Ed's,vodka, and Mahalo Mary bloody mary mix. The opportunity for mainland companies to benefit by partnering to connect authentic cultural intellectual property is tremendous and a large value proposition.

**Social and economic development initiatives.**

We are working with the most key members of the Hawaiian Nation who want to help stimulate job growth, increase the socio-economic impact of their people, and get involved with the entire project as a whole by raising funds via commercial and public projects. The Native Hawaiian Organization provides the opportunity to promote job creation and enterprise value while helping bring back the nation of people who gave us the Aloha Spirit. Join us and be on the ground floor of this meaningful movement within the Hawaiian Native community..


Hawaiian

Developing and supporting native Hawaiian's businesses and communities for social and economic impact.

WHO WE ARE

## THE TEAM



### WALT KERPA

CEO & CO-FOUNDER

Walt is a seasoned entrepreneur, with a career covering the food and beverage, entertainment, construction, and healthcare industries. He is the founder of Distilled Spirits USA, inc., with 15 years of experience in craft distillation and consumer packaged goods Through previous ventures, he has large scale connectivity with national liquor distribution and sales channels. Walt's passion is in philanthropy and helping spread the message and

work of his late brother, Uncle Ed.

WHO WE ARE

## THE TEAM



### MELISSA MEYERS

HEAD OF OPERATIONS

As one of the original co-founders of Distilled Spirits USA Inc, Melissa has served as Chief of Operations for American Revolution Vodka LLC and Uncle Ed's Vodka LLC since mid-July 2021 to guide strategic operational growth plans. She brings her extensive knowledge in global manufacturing, operations and systems development to the company from her tenure at Boise Cascade and other corporate start-up ventures. Melissa earned her BA from St. Ambrose University of Davenport, IA and an MBA in Strategic Management from Boise State University.



### JORDAN KERPA

HEAD OF PRODUCTION

Jordan is a biochemist, care of University California San Diego, and has helped the company in smaller roles of the family owned distillery. He recently has taken over as head distiller after and apprentice program from his Uncle and mentor, Ed. Everything he does for this company is in honor of his image, and of our family's legacy. To sum up his favorite quote from uncle, "life is about the journey, not the destination."

WHO WE ARE

## THE TEAM



### FAY BEHBEHANI

HEAD OF DIGITAL STRATEGY

Fay Behbehani is a London native living in Los Angeles, and a beverage entrepreneur in both the alcoholic and the non-alcoholic space. As former head of marketing for a California based brain-tech company, she discovered her passion for growth, hacking companies with impact that improve quality of life and promote mental and physical optimization. She helped launch Uncle Ed's in the D2C space and focuses on accessing the consumer in the digital age.



### BRENT LIEVSAY

HEAD OF CREATIVE

Brent Lievsay is a 25 year creative industry veteran who currently serves as the CEO and Founder of Vividminds, Inc, a single-source creative services studio, founded in 2000/San Diego, CA. Lievsay has worked on a variety of national and international campaigns with a broad range of brands including; The Art Institute, Roark, Nike, NSA, Waves For Water, NFL, DC Shoe Co, Oceanic Society, Financial Times, Paramount Pictures, Blue Marine Foundation and many more. Vividminds combines the experience, technical capabilities and resources of a large consulting firm with the personal service and creativity of a boutique agency.

WHO WE ARE

## THE TEAM



### JARED VALLON

HEAD OF SALES

Jared has over 20 years experience in the hospitality sector and spent much of his tenure in upper management and curating cocktail programs. He operated multiple restaurants in San Diego as General Manager with a successful track record in sales growth and team leadership. With a passion for spirits, he brings brand building energy from previous experience in launching, building, and growing brands. With strategic planning and distributor management, Jared provides energy and spirit to our team and portfolio



### ERROL ASUNCION

ON-PREMISE DIRECTOR

Errol has more than 25 years experience in the bar and restaurant industry. Errol has been an owner/operator of establishments as well as General Manager and bartender. He founded a company that specializes in the placement of bar-staffing. Errol has a deep relationship network in the F&B industry, and has become an expert in on-premise liquor sales and distribution.

WHO WE ARE

## THE TEAM



### KYRA ANDERSEN

SALES / SANTA CRUZ

Kyra's 10 plus years in the hospitality industry, and prior position as a Marketing Representative for Long Drink has proven that relationship building is a priority, client follow through is key, and knowledge of product enhances the ability to authentically represent the company.



### JASMIN ROZALES

SALES MANAGER / LONG BEACH / SO-CAL



Jasmine has worked in all parts of the restaurant business since she was 18 from a hostess to a manager totaling 22 years in the industry. She has experience in outside sales which gave her the skills to build relationships with buyers and restaurants owners that directly increase liquor sales. She is committed to Uncle Ed's growth and success. Jasmine is passionate about helping Hawaii prosper and is married with two beautiful half Hawaiian children.

WHO WE ARE

# THE TEAM



## GRANT PRIOR

SALES / SO-CAL

Grant has 13 years of bartending experience. He worked with Young's Market and Ghost tequila and steadily grew the California market during his tenure. He's excited to be a part of such an amazing thing with the Uncle Ed's brand and family.



## MICHAEL CARROSINO

CONSULTING CFO

Michael has more than 25 years of senior-level business experience helping companies through ongoing operations, rapid growth, start-up operations, turn around management, SEC filings, mergers and acquisitions, capital formation and fundraisings, as well as other strategic events. His management and financial experience spans numerous industries, with various Companies and Clients, including: Arthur Andersen & Co.; Esterline Technologies; and, Cell Therapeutics (IPO), and then including: Spynet (acquisition and subsequent sale by AOL); VacationSpot (acquired by Expedia); Classmates.com; Pacific Biometrics; Hyperion Innovations; Tatoosh Distillery & Spirits; Oberto Brands; Foss Maritime; and, The Space Needle / Chihuly Garden & Glass.

WHO WE ARE

# ADVISORS



## BRENT REYES

ADVISOR

Reys is a 25 year veteran in the Finance industry, specializing in investments for growth brand companies. He has been the Chief Investment Officer for a Forbes 400 family office, and Board Member for various large family and private equity groups. Reys has served as a CFO, controller, strategic planner, investment manager, executive advisor, and commercial and private banker throughout his career. He is currently a member of multiple advisory boards for investment companies.

WHO WE ARE

# ADVISORS



## TAUTUA REED

ADVISOR/PARTNER

Entertainment & Hawaiian Affairs

Tautua Reed - Having grown up in a family of Native Hawaiian entrepreneurs, Tautua Howell-Reed has spent his entire life figuring out unique ways to perpetuate his Native Hawaiian, Polynesian culture by creating job opportunities in music, arts and the world of hospitality. From producing star-studded events to negotiating licensing deals in fashion, Tua set himself up for the creation of Island Empire, a record label and music management company designed to launch the careers of Native Hawaiian/Pacific Islander artists and musicians via event promotion, festivals, business management, music publishing and digital marketing. Thanks to his leadership and passion, many of Tautua's artists have either received or have been nominated for prestigious awards in their genre of music from The National Academy of Recording Arts and Sciences, The Hawaii Academy of Recording Arts and Billboard Music Awards. Tautua brings his business management and development skills to the NHO program while integrating a philanthropic mindset that delivers innovative and sustaining giveback projects through grants, awards and scholarships.

WHO WE ARE

# ADVISORS



Jeff is one of the most highly respected leaders in the Fortune 500 corporate food sector. Jeff recently served as President of McCain Foods (NA), the largest frozen potato company in the world, bringing enormous experience and leading his team to win the McCain Outstanding Business Performance Award 3 times and won 2nd



**JEFF DELAPP**
ADVISOR/PARTNER
Global Growth CEO

place 5 times. Jeff remains an advisor to McCains. For 9 years, Jeff served as President of global food giant, Con Agra/Lamb Weston, and grew the company's sales significantly. Market Cap is over $11 Billion. Prior to Lamb Weston, Jeff served as President of Tyson Foods/The Bruss Company. Jeff also served in many leadership roles at Sara Lee for 9 years. Jeff is also a successful entrepreneur as Co-Founder and Co-Owner of American Revolution Vodka and Uncle Ed's Damn Good Vodka plus also sat on the Board of Directors of leading vertical farming company, TruLeaf.

WHO WE ARE

# ADVISORS



**MAURO PENNELLA**
ADVISOR/PARTNER
Global CMO/Growth

Mauro Pennella is the current President of Agriforce Brands and CMO of Agriforce Growing Systems. He was most recently at McCain Foods Limited as Chief Growth Officer from 2018 to early 2021,where he led the Global Marketing, Sales, Research & Development and Sustainability Functions. He has a wealth of experience in sales & marketing, strategic and potato innovation, leadership and brand building. Fueled by a commitment to drive results, he has created over $1 billion in revenue throughout his 30-year career, which includes P&G, Diageo, ConAgra/Lamb Weston as well as Start-up Companies.

WHO WE ARE

# THE TEAM



**DAVID SHING "SHINGY"**
ADVISOR, Digital Marketing

In 2007, Shing began a long relationship with AOL as the Marketing Director for AOL Europe. In 2010, he was promoted to VP Media and Marketing for AOL international. In 2011, he became the company's self-named "Digital Prophet". He was charged with promoting the company[3] by speaking at conferences and events, including SXSW[4] and TEDx.[5] He stayed on at Oath and later Verizon Media after AOL's purchase by Verizon. He left in 2019.[3]



**CISCO ADLER**
ADVISOR/PARTNER, Digital Entertainment and Influence

Adler is a multi-faceted artist and the disruptive creative mind behind House Beer, Sickies Sunglasses, Cocoon Malibu, Neff Activewear, NoCapShows, and On the Rox. Adler is also the founder of Banana Beat Records and Malibu Publishing. He is a Grammy-nominated singer, platinum selling artist, songwriter, and producer.

WHO WE ARE

# ABOUT UNCLE ED

## Our Inspiration & Founder

Uncle Ed was a rad human, scientist, and co-founder of our brand that carries his name. He dedicated his life to creating a sustainable world while returning Aloha to Native Hawaiian communities that graciously accepted Ed onto their land and home. Ed developed a farm on the Big Island of Hawaii where they raised rare edibles, eradicated evasive species, and educated neighboring communities on sustainable living.

"Although we lost my brother in 2021, we've gained a nation of brothers who are dedicated to advancing his cause of creating economic and sustainable change for the Native Hawaiian people." – Walt Kerpa

**"GIVE MORE THAN YOU TAKE"**

